Exhibit 11



                  UNION CARBIDE CORPORATION AND SUBSIDIARIES

                       COMPUTATION OF EARNINGS PER SHARE

               (In millions of dollars, except per share amounts)



                                                       Quarter Ended March 31,
                                                           1997         1996

Earnings Per Share - Primary

Net income                                                $  157       $  157
Less:  Preferred stock dividend                                2            3
       Appreciation on redeemed preferred stock                6            -
Net income for primary income calculation                 $  149       $  154

Weighted average number of common
  and common equivalent shares applicable
  to primary earnings per share calculation
    Weighted average number of shares outstanding    126,406,832  134,502,414
    Dilutive effect of stock options                   4,227,498    4,739,654
                                                     130,634,330  139,242,068

Earnings per share - primary                              $ 1.14       $ 1.11




Earnings Per Share - Fully Diluted

Net income for primary income calculation                 $  149       $  154
Add back:  Preferred stock dividend                            2            3
Net income for fully diluted income calculation           $  151       $  157

Weighted average number of common
  and common equivalent shares applicable to
  fully diluted earnings per share calculation
    Weighted average number of shares outstanding    126,406,832  134,502,414
    Dilutive effect of stock options                   4,227,498    5,158,254
    Shares issuable upon conversion of UCC
      convertible preferred stock                     15,853,095   16,200,160
                                                     146,487,425  155,860,828

Earnings per share - fully diluted                        $ 1.03       $ 1.01